EXHIBIT 99.4

Deloitte LLP Brookfield Place 181 Bay Street Suite 1400 Toronto ON MJ 2V1 Canada Tel: 416-601-6150 Fax: 416-601-6151 www.deloitte.ca

December 16, 2013

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island
Securities Registry Northwest Territories
McCarney Greenwood LLP, Chartered Accountants

Dear Sirs/Mesdames:

Re: Avalon Rare Metals Inc. (the “Corporation”)

We acknowledge receipt of a Notice of Change of Auditor (the “Notice”) dated December 16, 2013 delivered to us by the Corporation in respect of the change of auditor of the Corporation, to be effective as of December 13, 2013.

Pursuant to National Instrument 51-102 of the Canadian Securities Administrators, please accept this letter as confirmation by Deloitte LLP, that we have reviewed the Notice and, based on our knowledge as at the time of receipt of the Notice, we agree with each of the statements contained therein.

We trust the foregoing is satisfactory.

Yours very truly,

/s/ Deloitte LLP

Chartered Professional Accountants, Chartered Accountants
Licensed Public Accountants